Exhibit 99.1

NEWS RELEASE

OLYMPUS RESTRUCTURES MANAGEMENT TEAM AND APPOINTS NEW CHIEF OPERATING OFFICER TO MEET GROWTH DEMANDS OF THE BAU GOLD FIELD

Toronto, August 22, 2011 – Olympus Pacific Minerals Inc.  (TSX & ASX: OYM, OTCBB: OLYMF, and Frankfurt: OP6) (the "Company" or "Olympus").

Executive Chairman, David Seton is pleased to announce the appointment of Mr. Klaus Leiders as Chief Operating Officer (COO) of Olympus Pacific Minerals Inc. Mr. Leiders has recently worked as underground mine manager for Centerra Gold at its Kumtor Operating Company, Kyrgyzstan, and will begin his new position with Olympus on September 24, 2011.

The Company expects that its Bau project in Malaysia will significantly surpass the current production potential of its Vietnamese producing assets. The appointment of Klaus is part of a strategy to ensure a successful technical management team that continues to develop and strengthen to meet the growth plans of the next three to five years.

Mr. Klaus Leiders, Chief Operating Officer

Mining Engineer (M.Sc.)
Mechanical Engineer (B.Sc.)

Klaus Leiders is a professional mining and mechanical engineer whose extensive experience covers both underground and open pit mining methods around the world. Mr. Leiders has managed projects in the Dominican Republic, Guyana, Nigeria, Romania, China, North Korea, and Kyrgyzstan, and has an excellent track record leading mining teams consisting of national and expatriate professionals. Klaus has a flawless health and safety record and no environmental incidents in his twenty-four years of operational management.

Other Changes

The board is also conscious of the need to balance continuity and rejuvenation in its succession planning and as a result a number of other management changes will be implemented.

Chief Executive Officer (CEO)

Mr. John Seton will assume the position of Chief Executive Officer and relinquish his role as CFO.  Mr. Seton has been instrumental in the Company’s corporate direction since its founding days.

Chief Strategy Officer (CSO)

Resulting from the evident world scale size potential of the Malaysian gold project and the need to ensure the market fully understands that potential, the Corporate team will be technically strengthened by the addition of the current COO, Mr. Charles Barclay, as Chief Strategy Officer. The board wishes to acknowledge Charles’s significant contribution commissioning two underground gold mines in central Vietnam during his tenure as COO, thereby underwriting the Company’s future.

Chief Financial Officer (CFO)

Ms. Jane Bell, formerly Vice President Finance, has accepted the position of Chief Financial Officer. Jane served as financial controller for Zedex Minerals Ltd. before the Olympus/Zedex merger (See Olympus Press Release dated November 10, 2009)

Executive Chairman

Mr. David Seton will remain as Executive Chairman.

“We have succeeded where no one else has, in building two successful operating gold mines in Vietnam” said Mr. David Seton.  “We are ready to apply our skills and experience in realizing the world scale potential of the Bau Gold Field.  These changes will significantly enhance the Company’s ability to deliver on our corporate objectives.”

Olympus’ David Seton said the Board recognizes the importance of advancing its projects through exploration and production as quickly as possible, and believes the experience; ability and commitment of the new appointments will greatly enhance Olympus in achieving its goals.

Olympus is a diversified gold production and exploration company with four core assets located in East Malaysia and Vietnam and an exploration project in the northern Philippines. The Company has two producing gold mines in central Vietnam, which generates operating cash with current production estimated at 40,000 oz in 2011 and 72,000 oz in 2012. The Bau Gold Field is an advanced exploration project in East Malaysia with an established
N1 43-101/JORC resource that’s expected to increase in Q4, 2011 resulting from the Company’s current drilling program.

For further information contact:

David Seton,
Executive Chairman

James Hamilton,
Vice President Investor Relations
T: (416) 572-2525 or TF: 1-888-902-5522
F: (416) 572-4202

www.olympuspacific.com

OLYMPUS FOFI DISCLAIMER
Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act or forwarding- looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.